Exhibit 99.13

NICE Positioned As Industry Leader Across All Three Contact Center
 Categories in destinationCRM’s 2023 Industry Leadership Awards

NICE was recognized for leadership in Contact Center Infrastructure, Interaction Analytics,
and Workforce Engagement Management

Hoboken, N.J., October 26, 2023 – NICE (Nasdaq: NICE) today announced that it has been recognized by destinationCRM’s 2023 CRM Industry Leadership Awards as a top five finalist across three major categories honoring the Best CRM Software, Solutions, and Innovators across the contact center industry. These three awards categories include Best Contact Center Infrastructure, Best Contact Center Interaction Analytics, and Best Workforce Engagement Management (WEM).

destinationCRM/CRM Magazine's 2023 Industry Leadership Awards highlight the top technology vendors in customer service, marketing, and sales, covering enterprise and midmarket/small business CRM suites, contact center infrastructure, contact center interaction analytics, marketing automation software and solutions, salesforce automation software and solutions, customer data platforms, business intelligence and analytics, workforce engagement management, and contact center outsourcing, based on feedback from leading industry analysts and consultants.

“We are once again pleased that destinationCRM’s judges acknowledged that NICE delivers an industry-leading combination of Contact Center Interaction Analytics and Infrastructure, and Workforce Engagement Management on the CXone open, cloud CX platform,” said Barak Eilam, CEO, NICE. “We are honored to see that our substantial investment in CX innovation along with our significant business success is reflected in these awards, as we enable organizations to differentiate through customer experience in today’s digital era."

Addressing NICE’s strengths in the “Best Contact Center Infrastructure” category, destinationCRM wrote, “CXone has emerged as the centerpiece of NICE’s entire contact center portfolio, and with good reason. Analysts have long said that CXone is a complete package that contains everything a contact center could ever want, and it’s only getting better with NICE’s ongoing development around its Enlighten AI engine.” According to industry analyst and awards judge Max Ball, principal analyst at Forrester Research, “With CXone, NICE has melded functionality into a single platform that provides omnichannel customer service, full workforce optimization capabilities, and powerful AI.”

Referencing NICE’s position in the “Best Contact Center Interaction Analytics Category,” destinationCRM.com noted, “NICE has been a stalwart of the interaction analytics space for decades, and 2023 has been no different. Its CXone Interaction Analytics is AI-powered, omnichannel, and able to identify trends and root causes across 100 percent of interactions—whether they’re voice, text, or digital—to understand what was communicated, identify outcomes, and evaluate the overall experience. Analysts expect the product suite to only get better and further NICE’s dominance in this area as the company continues to incorporate its Enlighten AI engine more deeply.”

Addressing NICE’s third award, “Best Workforce Engagement Management (WEM),” Sheila McGee-Smith, founder and principal analyst of McGee-Smith Analytics, said, “Integrated seamlessly with a CX platform? Check! Best-of-breed solution with any contact center solution? Check! Continually raising the bar? Check!” Added the publication, “But NICE is not just in it to check off boxes. Its solutions are the real deal, and the company keeps pushing the envelope as it more deeply integrates its Enlighten AI engine into the larger CXone platform, helping to simplify a very difficult process.”

Added Rebecca Wettemann, founder and CEO of Valoir, “NICE continues to be one of the most attractive WEM vendors for customers with very complex requirements.”

For a list of  destinationCRM’s community of analysts and consultants who judged this year’s awards competition, please click on the link here.

About destinationCRM.com
destinationCRM.com is dedicated to providing Customer Relationship Management product and service information in a timely manner to connect decision makers and CRM industry providers now and into the future.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.